Exhibit 99.1

TeliaSonera to Appoint a New CEO

The TeliaSonera board of directors decided at its board meeting on June 11 to initiate a search process for a new President and CEO of TeliaSonera AB.

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 12, 2007--When assessing TeliaSonera's strategic options going forward, the board concluded that the company is entering a new phase and will benefit from a new leadership. Thereby, to further improve the spirit and commercial drive in the organization, TeliaSonera (LSE:TEE) (HEX:TLS1V) (STO:TLSN) (NASDAQ:TLSN) needs a strong and motivating leadership focused on growth, restructuring and value enhancement.

The present President and CEO of TeliaSonera AB, Anders Igel, will leave office on July 31, 2007. The Executive Vice President and CFO, Kim Ignatius, will take charge as acting President and CEO at that time. The board has initiated a search process for a new President and CEO.

Anders Igel became the President and CEO of TeliaSonera in 2002 in connection with the merger between Telia AB and Sonera Corporation.

"Anders Igel has contributed to the successful combination of the two organizations and has also contributed to the merged company's very strong financial development during the last years", says Tom von Weymarn, chairman of the board in TeliaSonera.

TeliaSonera, as well as the telecom industry as a whole, has major opportunities and challenges ahead. Growth has to be in focus as well as continuous restructuring due to for example migration from traditional fixed to mobile- and IP-based services. For TeliaSonera's part, value enhancement related to the company's positions in Eurasia, including Russia and Turkey, is of great importance.

Invitation to conference call

The Chairman of the Board of TeliaSonera, Tom von Weymarn, Executive Vice President and CFO, Kim Ignatius, Ewa Lagerqvist, Head of Group Communications and Martti Yrjo-Koskinen, Head of Investor Relations will be holding a conference call at 8.30 AM CET today. Dial-in number +44(0)2071620025, refer to TeliaSonera. Replay number: +44(0)2070314064, access code 754817 (valid until June 17).

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CONTACT: TeliaSonera Media Relations
Ola Kallemur, +46(0)70-600 12 59